Exhibit 99.1

SEMPRA ENERGY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Overview

On April 1, 2008, Sempra Energy (the company) and The Royal Bank of Scotland (RBS) completed the formation of their previously announced partnership, RBS Sempra Commodities LLP (the partnership), to purchase, own and operate the commodity-marketing businesses previously held as subsidiaries of Sempra Energy. Additional information regarding the formation of the partnership is provided in the company’s 2007 Annual Report on Form 10-K, Report on Form 8-K dated April 1, 2008, and Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

The following Unaudited Pro Forma Condensed Consolidated Income Statement is presented to illustrate the pro forma effects of the transaction on the historical results of operations of the company.  The unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2008 gives effect to the transaction as if it had occurred on January 1, 2008. The pro forma adjustments are based upon available information, preliminary estimates of closing information and certain assumptions that the company’s management believes are reasonable, and are discussed in the accompanying notes. The Unaudited Pro Forma Condensed Consolidated Income Statements and accompanying notes should be read in conjunction with the company’s 2007 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008. An unaudited pro forma condensed consolidated balance sheet as of December 31, 2007 and unaudited pro forma condensed consolidated income statement for the year ended December 31, 2007 were previously provided as Exhibit 99.1 in the company’s Report on Form 8-K dated April 1, 2008.

The unaudited pro forma financial data is provided for informational purposes only and should not be considered indicative of actual operating results that would have been achieved had the transaction been consummated on the date indicated and do not purport to indicate the results of operations as of any future date or for any future period.

SEMPRA ENERGY
UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME
Six months ended June 30, 2008

		Pro Forma Adjustments
(Dollars in millions, except per share amounts)	Historical Sempra Energy	Reversal of Historical Commodity-marketing Businesses (1)(3)	Pro Forma Earnings from RBS Sempra Commodities LLP (2)(4)	Pro Forma Sempra Energy

REVENUES
Sempra Utilities	$4,177	$--	$--	$4,177
Sempra Global and parent	1,596	(457)	--	1,139
Total revenues	5,773	(457)	--	5,316

EXPENSES AND OTHER INCOME
Sempra Utilities:
Cost of natural gas	(2,019)	--	--	(2,019)
Cost of electric fuel and purchased power	(383)	--	--	(383)
Sempra Global and parent:
Cost of natural gas, electric fuel and purchased power	(922)	--	--	(922)
Other cost of sales	(153)	133	--	(20)
Operation and maintenance	(1,252)	214	--	(1,038)
Depreciation and amortization	(346)	6	--	(340)
Franchise fees and other taxes	(154)	--	--	(154)
Gains on sale of assets	114	--	--	114
Equity earnings:
RBS Sempra Commodities LLP	146	--	45	191
Other	15	--	--	15
Other income, net	36	--	--	36
Interest income	24	(5)	--	19
Interest expense	(98)	12	--	(86)
Preferred dividends of subsidiaries	(5)	--	--	(5)
Income from continuing operations before income taxes and equity earnings of certain unconsolidated subsidiaries	776	(97)	45	724
Income tax expense	(329)	40	(16)	(305)
Equity earnings, net of income tax	39	(3)	--	36
Income from continuing operations	$486	$(60)	$29	$455

Basic earnings per share:
Income from continuing operations	$1.93			$1.80
Weighted-average number of shares outstanding (thousands)	252,100			252,100

Diluted earnings per share:
Income from continuing operations	$1.90			$1.78
Weighted-average number of shares outstanding (thousands) (5)	256,169			256,169

See Notes to Unaudited Pro Forma Condensed Statement of Consolidated Income.

Notes to Unaudited Pro Forma Condensed Statement of Consolidated Income

1.

Reflects the reversal of the historical results of operations for the three months ended March 31, 2008, for the company’s commodity-marketing businesses sold to the partnership.

2.

Reflects pro forma earnings from the company’s equity investment in the partnership as allocated pursuant to the terms of the partnership agreement for the three months ended March 31, 2008. The total pro forma earnings of the partnership were based on the historical earnings of the company’s commodity-marketing businesses sold to the partnership.

3.

Pro forma income tax adjustments are based on the company’s statutory tax rate.

4.

The pro forma income tax adjustment is based on the estimated statutory rate related to the commodity-marketing businesses.

5.

Diluted earnings per share for the six months ended June 30, 2008 reflects the inclusion of 4,069,000 additional shares outstanding for the dilutive effect of stock options and restricted stock awards and units.